Mail Stop 4561

October 14, 2009

Nigel W. Bennett
Chief Executive Officer
OpenTV Corp.
275 Sacramento Street
San Francisco, CA 94111

> **Re:** **OpenTV Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 10, 2009**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Filed April 30, 2009**
> **File No. 001-15473**

Dear Mr. Bennett:

　　We have reviewed your response letter dated September 18, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 3, 2009.

 Form 10-K for the Fiscal Year Ended December 31, 2008

Part I.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Royalties and licenses, page 34

1.　　We note your response to prior comment 3 regarding the fact that you receive royalty reports one quarter in arrears. Please clarify when you received the late royalty report from EchoStar and whether or not you recorded four quarters of activity in fiscal 2008. If you did not record four quarters of activity in fiscal

2008, notwithstanding your stated revenue recognition policy, please further explain to us why you believe you did not have an error in your financial statements for the year ended December 31, 2008, as well as the subsequent three month and six month periods ended March 31, 2009 and June 30, 2009, respectively. In your response, tell us how you considered estimating the amount of revenue earned from EchoStar in the fourth quarter of 2009 and provide us with the amount of revenue recognized from EchoStar in the previous four quarters.

Part III. (from Form 10-K/A)

Compensation Discussion and Analysis

Bonus, page 7

2.   We note your response to prior comment 12. You indicate that you did not disclose the objective and subjective criteria for the bonus awards because no specific criteria was determinative in establishing the amount of the awards. However, you also indicate in your response that your compensation and nominating committee "weighed both the objective and subjective criteria" in determining the final bonus award amounts. This statement implies that the performance criteria, even if not determinative, were material to a determination of the bonus awards. To the extent that the fulfillment of objective or subjective performance criteria is material to the determination of bonus awards paid to your named executive officers, you should disclose the criteria, your company's assessments of how satisfactorily the criteria were met, and explain how these assessments were used by your compensation and nominating committee in making decisions regarding the bonus awards. In your response, please include draft disclosure for the 10-K that addresses these issues and confirm that you will provide similar disclosure in future filings.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief